Exhibit 21.1
Power Solutions International, Inc.
and Consolidated Subsidiaries
100% Owned Subsidiaries of the Registrant

Name	Jurisdiction of Organization
Professional Power Products, Inc	An Illinois Corporation
Bi-Phase Technologies, LLC	A Minnesota Limited Liability Company
Powertrain Integration Acquisition, LLC	An Illinois Limited Liability Company
The W Group, Inc.	A Delaware Corporation
*Corporate joint ventures not shown by name in the above listing, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.
100% Owned Subsidiaries of The W Group, Inc.

Name	Jurisdiction of Organization
Power Great Lakes, Inc.	An Illinois Corporation
PSI International, LLC	An Illinois Limited Liability Company